FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2006

000-51643

(Commission File Number)

PIXELPLUS CO., LTD.

(Translation of registrant’s name into English)

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

In December 2005, January 2006 and February 2006, Pixelplus Co., Ltd. (the “Company”) issued press releases which are furnished as exhibits to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXELPLUS CO., LTD.

By:	/s/ Moon Sung Kim
Name:	Moon Sung Kim
Title:	Chief Financial Officer

Date: February 6, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated December 21, 2005 regarding the Company’s initial public offering of American Depositary Shares

99.2	Press release dated January 20, 2006 regarding the exercise of over-allotment option

99.3	Press release dated January 24, 2006 regarding the Company’s schedule of fourth quarter 2005 results conference call

99.4	Press release dated February 2, 2006 regarding the Company’s fourth quarter 2005 results

Exhibit 99.1

Press Release

Pixelplus Announces Initial Public Offering of American Depositary Shares

Wednesday December 21, 11:36 am ET

SEOUL, South Korea—(BUSINESS WIRE)—Dec. 21, 2005—Pixelplus Co., Ltd. (Nasdaq:PXPL - News), a fabless semiconductor company located in South Korea, announced its initial public offering of 4,500,000 American Depositary Shares, or ADSs, each representing one-half of a common share, for US$8.00 per ADS. The ADSs begin trading today on the Nasdaq National Market under the symbol “PXPL”. Certain shareholders have granted the underwriters a 30-day option to purchase up to an additional 675,000 ADSs to cover over-allotments, if any.

Jefferies Broadview, a division of Jefferies & Company, Inc., acted as lead underwriter and WR Hambrecht + Co as co-manager. A copy of the prospectus relating to the offering may be obtained at www.sec.gov. Alternatively, investors may request to receive a prospectus by contacting Jefferies Broadview at 520 Madison Avenue, New York, New York 10022 or by telephone at +1-212-284-2300.

A registration statement relating to these securities was filed and declared effective by the U.S. Securities and Exchange Commission.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution and cost-effective complementary metal oxide semiconductor, or CMOS, image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Contact:

Moon Sung Kim

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

+82-31-600-5300

Source: Pixelplus Co., Ltd.

Exhibit 99.2

Press Release

Pixelplus Announces Exercise of Over-Allotment Option

Friday January 20, 6:08 am ET

SEOUL, South Korea, January 20 /PRNewswire-FirstCall/ — Pixelplus Co., Ltd. (NASDAQ: PXPL - News), a leading fabless semiconductor company that designs, develops, and markets complementary metal oxide semiconductor (CMOS) image sensors for various imaging applications, has announced that its underwriters, Jefferies Broadview and WR Hambrecht + Co, exercised in full their over-allotment option to purchase an additional 675,000 American Depositary Shares (ADSs) from the selling shareholders at the initial public offering price of $8.00 per ADS.

A registration statement relating to these securities was filed and declared effective by the U.S. Securities and Exchange Commission.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Contact:

Moon Sung Kim

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

+82-31-600-5300

OR

Min Kim

Taylor Rafferty

+81-3-5733-2620

pixelplus@taylor-rafferty.com

Source: Pixelplus

Exhibit 99.3

Press Release

Pixelplus to Announce FY2005 Q4 Results on February 2, 2006

Tuesday January 24, 12:50 am ET

SEOUL, South Korea, Jan. 24 /PRNewswire-FirstCall/ — Pixelplus Co., Ltd. (Nasdaq: PXPL - News), a leading fabless semiconductor company that designs, develops and markets complementary metal oxide semiconductor (CMOS) image sensors for various consumer electronics applications, will announce its results for the fourth quarter 2005 on Thursday, February 2, 2006.

Mr. Seo Kyu Lee, Chief Executive Officer; Mr. Moon Sung Kim, Chief Financial Officer; and Mr. Sang Soo Lee, Chief Technology Officer, will host a conference call at 8:00 AM (New York) / 1:00 PM (London) / 9:00 PM (Hong Kong/Singapore) / 10:00 PM (Seoul/Tokyo) to review the results. The conference call will also be available for replay purposes following the call.

To obtain dial in and replay details for the call, please contact Taylor Rafferty at the numbers provided below.

About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high- resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors for use in personal computer cameras and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption.

Contact:

Moon Sung Kim

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

+82-31-600-5300

OR

Taylor Rafferty:

New York - Luis Severiano at +1 212 889 4350

London - Mark Walter at +44 (0)20 7614 2900

Seoul/Tokyo - Min Kim at +81 (0)3 5733 2620

Email pixelplus@taylor-rafferty.com

Source: Pixelplus Co., Ltd.

Exhibit 99.4

Press Release

Pixelplus Announces Record Revenues for the Fourth Quarter 2005

Seoul, Korea, February 2, 2006 – Pixelplus Co., Ltd. (NASDAQ: PXPL), a leading fabless semiconductor company that designs, develops, and markets complementary metal oxide semiconductor (CMOS) image sensors for various imaging applications, today announced unaudited financial results for the fourth quarter of 2005.

Fourth Quarter 2005

Pixelplus reported total revenues of $14.1 million for the fourth quarter of 2005, the highest total revenues for a fiscal quarter in its corporate history and 36% increase over the fourth quarter of 2004 and a 6% increase from the third quarter of 2005. This was the third consecutive quarter of revenue growth for the Company. Net income for the quarter was $0.6 million, or $0.06 per diluted ADS, based on 9,823,507 weighted average ADSs outstanding. This is compared to net income (loss) in the fourth quarter of 2004 of $0.3 million, or ($0.02) per diluted ADS, based on 5,208,000 weighted average ADSs outstanding. Net income in the third quarter of 2005 was $2.1 million, or $0.20 per diluted ADS, based on 7,267,926 weighted average ADSs outstanding. This included a significant one-time gain due to sales of reserved inventory.

On a Non-GAAP basis, which excludes stock-based compensation charges, net income for the fourth quarter of 2005 was $1.2 million, or $0.12 per diluted ADS, based on 9,823,507 weighted average ADSs outstanding, compared to net income of $0.4 million, or $0.005 per diluted ADS, based on 5,208,000 weighted average ADSs outstanding for the fourth quarter of 2004. In the third quarter of 2005, Non-GAAP net income was $2.4 million, or $0.17 per diluted ADS, based on 9,670,592 weighted average ADSs outstanding. This included a significant one-time gain due to sales of reserved inventory.

Fiscal Year Ended December 31, 2005

For the fiscal year ended December 31, 2005, Pixelplus reported total revenues of $44.2 million, up 25% from $35.4 million in fiscal year ended December 31, 2004. Net Income for the fiscal year was $1.8 million, or $0.19 per diluted ADS, based on 9,698,676 weighted average ADSs outstanding. This is a significant increase from fiscal year 2004 net loss of ($4.0) million, or ($1.16) per diluted ADS, based on 5,208,000 weighted average ADSs outstanding.

On a Non-GAAP basis, which excludes one time inventory and stock-based compensation charges, net income for the full year 2005 was $2.9 million, or $0.30 per diluted ADS, based on 9,698,676 weighted average ADSs outstanding, compared to a net income(loss) of $0.3 million, or ($0.33) per diluted ADS, based on 5,208,000 weighted average ADSs outstanding.

- more -

Commenting on the results, Dr. SK Lee, the CEO of Pixelplus said, “We are delighted to report record revenues for the fourth quarter. These strong financial results are further evidence that our focused strategy to become a worldwide leader in camera SoC technology and a total solution provider for imaging applications is taking hold. We continue to generate value from our broad range of high-quality image sensor products and from our strong base of existing customer relationships. Our flexible fabless operations are ideally suited to address the shifting needs of our customers. And our expert in-house R&D capabilities allow us to stay ahead of the global technology curve.”

“Looking forward to 2006 and beyond, we will continue our strategic shift to focus on selling image sensor chips rather than camera modules. At the same time, we will leverage our leading-edge technological expertise to introduce next generation image sensor products for biometric and medical applications this year.”

Fourth Quarter Highlights

•	Pixelplus recognizes record revenues of $14.1 million in the fourth quarter of 2005. This revenue increase also represents the third consecutive quarter of revenue growth.

•	Gross Profit was $3.9 million in the fourth quarter of 2005, up 61.3% from $2.4 million in the fourth quarter of 2004. This is a decrease of 19.7% from the previous quarter, mainly due to sales of reserved inventories during the third quarter of 2005.

•	Net Income of $0.6 million compared to $0.3 million in the fourth quarter of 2004.

•	Total units of chips sold during the fourth quarter of 2005 were approximately 4.8 million, a 10% increase from the previous quarter. Sales of modules were recorded at 0.4 million units, down approximately 50% from the previous quarter, as the company continues to shift its strategic focus from modules to chip business.

•	New customer acquisition: Logitech, a leading global manufacturer of PC peripherals, joins Pixelplus’ expanding global customer list.

Teleconference

Pixelplus will host a conference call to review results for the fourth quarter and full year 2005 today, February 2, at 8:00AM New York/10:00PM Seoul. To ensure a line is reserved for you, please register for the call online at: http://invite.taylor-rafferty.com/_pixelplus/conferencecall

Alternatively, dial-in and replay numbers are below:

	Dial-in Numbers	Replay Numbers
	Passcode: 4631543	Passcode: 4631543
US:	+1 913 981 5509	+1 719 457 0820
UK:	+44 (0) 20 7365 1847	+44 (0) 20 7784 1024
Asia:	+81 (0) 3 3570 8232	+81 (0) 3 3570 8212

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About Pixelplus Co., Ltd.

Pixelplus is a South Korea-based developer of high-performance, high-resolution and cost-effective CMOS image sensors for use primarily in mobile camera phones. In addition to mobile phones, Pixelplus provides CMOS image sensors for use in personal computer cameras and security and surveillance system applications.

As a fabless semiconductor company, Pixelplus is focused on creating proprietary design technologies to develop image sensors with sharp, colorful and enhanced image quality, size efficiency and low power consumption. For more information, please visit the Company’s Web site at www.pixelplus.com.

Forward Looking Statement

This earnings release contains certain statements that are not historical in nature but are “forward-looking statements” within the meaning of the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue” or the negative of such words or other similar words. Pixelplus cautions readers that forward-looking statements are based on the Company’s current expectations, estimates and assumptions about our company and our industry, and are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Investors are directed to Pixelplus’s reports and documents filed from time to time with the US Securities and Exchange Commission for a description of various factors that should be considered before investing in Pixelplus securities. These factors may cause Pixelplus’ results to differ materially from the forward-looking statements made in this release. The forward-looking statements speak only as of the date of this press release and Pixelplus assumes no duty or obligation to update them to reflect new, changing or unanticipated events or circumstances. The financial results for the fourth quarter of 2005 contained in this document have not been audited by Pixelplus’ independent registered public accountants.

Contact Details:

Moon Sung (Ryan) Kim

Pixelplus Co., Ltd.

5th Floor, Intellige I, KINS Tower

25-1 Jeongja-dong, Bundang-gu, Seongnam-si

Gyeonggi-do 463-811, The Republic of Korea

+82-31-600-5300

OR

Taylor Rafferty:

London – Mark Walter at +44 (0)20 7614 2900

New York – Luis Severiano at +1 212 889 4350

Seoul – Min Kim at +82 (0)2 2000 5753

Tokyo – Yuhau Lin at +81 (0)3 5733 2620

Email pixelplus@taylor-rafferty.com

(Financial Tables Follow)

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Pixelplus Co., Ltd.

Consolidated Income Statements

(in thousands, except per ADS data)

(unaudited)

	THREE MONTHS ENDED			TWELVE MONTHS ENDED
	Dec. 31, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2005	Dec. 31, 2004
Revenues	$14,053	$10,306	$13,235	$44,170	$35,442
Products	13,427	9,061	12,516	41,272	31,046
Services	626	1,245	719	2,897	4,397

Cost of revenues	10,203	7,920	8,438	32,947	31,969
Products	10,045	7,668	8,345	32,406	31,146
Services	158	252	93	540	823

Gross profit	3,850	2,386	4,797	11,223	3,473

Operating expenses	2,751	2,034	2,402	8,738	7,105
Selling, general and administrative	1,834	899	1,337	5,348	3,926

Research and development, net of government grants	917	1,136	1,065	3,390	3,179

Gain (loss) from operations	1,099	352	2,395	2,485	(3,632)

Net interest income(expense) and other	10	16	(214)	(323)	109

Gain (loss) before income taxes and gain (loss) from equity method investments	1,109	368	2,181	2,162	(3,523)
Income tax expenses	0	(24)	0	0	232

Gain (loss) before gain (loss) from equity method investments	1,109	392	2,181	2,162	(3,755)

Loss from equity method investments, net	(514)	(82)	(90)	(730)	(269)

Dilution gain from equity method investments	0	0	0	407	0

Net income (loss)	$595	$310	$2,091	$1,839	$(4,024)

Net income (loss) per ADS
Basic	$0.08	$(0.02)	$0.27	$0.24	$(1.16)
Diluted	$0.06	$(0.02)	$0.20	$0.19	$(1.16)

ADSs used in computing net income per ADS :
Basic	7,855,231	5,208,000	5,208,000	7,672,310	5,208,000
Diluted	9,823,507	5,208,000	7,267,926	9,698,676	5,208,000
Non-GAAP net income	$1,163	$443	$2,355	$2,927	$336

Non-GAAP net income (loss) per ADS
Basic	$0.15	$0.005	$0.32	$0.38	$(0.33)
Diluted	$0.12	$0.005	$0.17	$0.30	$(0.33)

ADSs used in computing non-GAAP net income per ADS :
Basic	7,855,231	5,208,000	5,208,000	7,672,310	5,208,000
Diluted	9,823,507	5,208,000	9,670,592	9,698,676	5,208,000

Reconciliation of GAAP Net income to Non-GAAP Net Income

	THREE MONTHS ENDED			TWELVE MONTHS ENDED
	Dec. 31, 2005	Dec. 31, 2004	Sep. 30, 2005	Dec. 31, 2005	Dec. 31, 2004
GAAP net income(loss)	$595	$310	$2,091	$1,839	$(4,024)

One time inventory	0	0	0	0	3,876
Stock compensation expenses	569	133	264	1,088	483

Non-GAAP net income	$1,163	$443	$2,355	$2,927	$336

Pixelplus Co., Ltd.

Consolidated Balance sheets

(in thousands, except per ADS data)

(unaudited)

	Dec. 31, 2005	Sep 30, 2005	Dec 31, 2004
Assets
Cash and cash equivalents	30,518	708	1,182
Restricted cash	1,116	1,180	1,414
Accounts receivable, net	15,153	13,931	5,392
Inventories, net	4,248	3,805	6,750
Other current assets	1,029	2,400	680

Total current assets	52,064	22,024	15,418

Other non current assets	3,594	3,922	2,073

Total assets	$55,658	$25,946	$17,491

Liabilities and Shareholders’ equity (deficit)
Trade accounts payable	9,898	9,772	6,316
Short-term borrowings	9,446	10,502	8,005
Other current liabilities	2,113	2,324	1,159

Total current liabilities	21,457	22,598	15,480

Long-term borrowings	640	722	1,247
Other non current liabilities	283	375	259

Total liabilities	22,380	23,695	16,986

Series A convertible redeemable preferred stock	0	8,152	6,708

Shareholders’ equity(deficit)
Common stock	2,998	1,289	1,289
Additional paid-in capital	36,841	0	0
Accumulated other comprehensive loss	(55)	(17)	(39)
Accumulated deficit	(6,506)	(7,173)	(7,453)

Total Shareholders’ equity(deficit)	33,278	(5,901)	(6,203)

Total liabilities and Shareholders’ equity(deficit)	$55,658	$25,946	$17,491